Exhibit 99.1

OneConnect Announces Closing of Public Offering of American Depositary Shares and Full Exercise of the Underwriters’ Over-Allotment Option

SHENZHEN, August 18, 2020 (BUSINESS WIRE) — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service platform for financial institutions in China, today announced the closing of its underwritten public offering of 20,700,000 American depositary shares (“ADSs”), each representing three ordinary shares of the Company (the “Offering”), at a price of US$18.00 per ADS. The number of ADSs issued at closing included the exercise in full of the underwriters’ option to purchase 2,700,000 additional ADSs to cover over-allotment option.

Total proceeds to the Company from ADSs sold in the Offering, including the 18,000,000 ADSs sold in the firm offering and the 2,700,000 ADSs sold pursuant to the over-allotment option, were approximately US$356.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. LLC and China PA Securities (Hong Kong) Company Limited acted as joint bookrunners for the Offering.

The Company’s registration statement on Form F-1 related to the securities being sold in this offering was declared effective by the Securities and Exchange Commission on August 12, 2020.  The registration statement on Form F-1 is available at the SEC’s website at: http://www.sec.gov. The offering was made only by means of a prospectus. A copy of the prospectus relating to this Offering may be obtained by contacting: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, via telephone: +1-866-471-2526, or via facsimile: +1-212-902-9316, or via email: prospectus-ny@ny.email.gs.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, New York, NY 10014, via telephone: 1-917-606-8487, or via email: prospectus@morganstanley.com; and China PA Securities (Hong Kong) Company Limited, Attention: ECM Department, Unit 3601, 36/F, The Center, 99 Queen’s Road Central, Hong Kong, via telephone: 00852-3762-9778, or via email: gcm.pacshk@pingan.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy ADSs or any other securities, nor shall there be any sale of ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About OneConnect

OneConnect is a leading technology-as-a-service platform for financial institutions in China. The Company’s platform provides cloud-native technology solutions that integrate extensive financial services industry expertise with market-leading technology. The Company’s solutions provide technology applications and technology-enabled business services to financial institutions. Together they enable the Company’s customers’ digital transformations, which help them increase revenue, manage risks, improve efficiency, enhance service quality and reduce costs.

Our technology-as-a-service platform strategically covers multiple verticals in the financial services industry, including banking, insurance and asset management, across the full scope of their businesses — from sales and marketing and risk management to customer services, as well as technology infrastructure such as data management, program development, and cloud services.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; the status of Sino-U.S. relations and related regulatory and legislative developments; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations:

Patricia Cheng

patricia.cheng@ocft.com

Media Relations:

Ying Zhou

zhouying150@ocft.com

Source: OneConnect Financial Technology Co., Ltd.